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VIA EDGAR

January 18, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

Re:	Fig Publishing, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A-A

Filed December 22, 2022

File No. 024-12017

Dear Ms. Krebs:

On behalf of our client, Fig Publishing, Inc. (the “Company”), we hereby provide responses to the comments received in the letter dated January 13, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Draft Offering Statement on Form 1-A (the “Offering Statement”) received by the Commission on December 22, 2022. Disclosure changes discussed below have been made in the Company’s Amendment No. 3 to Draft Offering Statement (the “Amended Offering Statement”) that is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms used herein have the meaning given to such terms in the Amended Offering Statement.

For the Staff’s convenience, we have repeated below in bold each of the Staff’s comments and have followed each comment with the Company’s response. Capitalized terms used but not defined herein are used as defined in the Offering Statement (or, if a change has been made to the definition, as defined in the Amended Offering Statement).

Amendment No. 2 to Draft Offering Statement on Form 1-A

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Commitments, page 36

1.

In the table on page 37, you indicate that you have provided Fig Funds attributable to Fig Portfolio Shares – Series 2021 for eight video games. Please file the related Fig revenue sharing agreements for these video games and disclose how the Fig Revenue Share is calculated under each agreement.

In response to this comment, the Company has amended its disclosure on page 37 by filing the revenue sharing arrangements with the Amended Offering Statement and disclosing how the Fig Revenue Share is calculated under each such filed agreement. The Company also notes that the Company had previously disclosed to investors of Fig Portfolio Shares – 2021 that copies of the relevant revenue sharing agreements would accompany the Company’s annual Form 1-K and Form 1-U filings and not subsequent Form 1-A filings for unrelated offerings.

General

2.

In your disclosure provided in response to prior comment 6, you indicate that the Fig Share Termination Date is 60 months after the date that is the earlier of (i) the date that the final Licensed Game under the Fig Revenue-Sharing Agreement is published or (ii) March 1, 2023. The Atari License Agreement indicates it is 60 months after the date that is the earlier of (i) the date that the final Licensed Game under this Agreement is published or (ii) December 1, 2022. Please revise. In addition, since it appears no Licensed Game under the agreement was published before December 1, 2022, clarify that the Fig Share Termination Date is December 1, 2027.

In response to this comment, the Company has revised its disclosure on the cover page as well as pages Atari – 5, Atari – 10, Atari – 12 and Atari – 19 to discuss the implications of the Fig Shares Termination Date.

3.

Please highlight that the Fig Revenue Share Termination Date under the Atari License Agreement, and thus the time period that investors in FGS-Atari can receive dividends, is different from the revenue-sharing agreements for your previous series of Fig Gaming Shares. Explain the difference and how the operation of the Atari License Agreement has negative consequences to investors in FGS-Atari shares compared to the other revenue sharing agreements.

In response to this comment, the Company has revised its disclosure on the cover page as well as pages Atari – 5 and Atari – 10 to discuss the implications of the Fig Shares Termination Date relative to other outstanding shares of Fig Gaming Shares.

4.

Refer to our prior comment 11 and the disclosure under “Atari Corporate History and Key Persons” on pages Atari-17 through Atari-19. Please revise this disclosure so that it is clear which entity now owns Atari assets and intellectual property and how that entity is related to Atari Interactive, Inc., the party to the Atari License Agreement. Streamline the disclosure to provide information that would be material to investors in FGS - Atari, whose dividends are dependent on the terms of the Atari License Agreement and the video games Fig determines to fund with Fig Funds attributable to FGS - Atari shares. Avoid giving the impression that investors in FGS - Atari are investing in Atari itself by, for example, providing detailed disclosure about Atari’s board of directors or who owns equity and voting rights in Atari.

In response to this comment, the Company has revised its disclosure on page Atari – 17 to clarify which entity now owns Atari assets and intellectual property and how that entity is related to Atari Interactive, Inc., the party to the Atari License Agreement. The Company has added a clear disclaimer to avoid giving the impression that investors in FGS - Atari are investing in Atari itself and removed irrelevant information about Atari.

5.

In response to prior comment 8, you indicate that you replaced the graph on page Atari – 21 illustrating potential cumulative dividends with a graph disclosing the assumed time period of “estimated lifetime distributions” in light of the Fig Share Termination Date. To the extent you retain this graph, disclose specific dates or years in both the graph and the table based upon a reasonable estimation of when potential video games could be identified, Fig Funds could be distributed for their development, the approximate two to three years it takes to develop and publish the games, when the games would be expected to generate revenues, and December 1, 2027. Disclose that, since it may take several years for any Licensed Games to be identified, developed and start generating revenues, holders of FGS-Atari shares may not receive dividends prior to the December 1, 2027 deadline for receiving dividends. This is because, even if Fig Funds are provided before December 1, 2027 for one or more Licensed Games, holders of FGS-Atari shares will not be entitled to dividends on those Licensed Games if they begin generating revenues and become commercially successful after December 1, 2027.

In response to this comment, the Company has revised the graph’s disclosure found on Atari – 19 to disclose the assumed time period of the “estimated lifetime distributions” in light of the Fig Share Termination Date. The Company has stressed that the timing as to when a Licensed Game realizes revenue is highly variable; this graph makes no assumptions regarding the timing of the revenue realization, with the only assumption being that is recognized on or before December 1, 2027. Additionally, the Company has added a disclaimer that, since it may take several years for any Licensed Games to be identified, developed and start generating revenues, holders of FGS-Atari shares may not receive dividends prior to the December 1, 2027 deadline for receiving dividends. This is because, even if Fig Funds are provided before December 1, 2027 for one or more Licensed Games, holders of FGS-Atari shares will not be entitled to dividends on those Licensed Games if they begin generating revenues and become commercially successful after December 1, 2027.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me on 978-844-1486 (mobile) or at my email address, aain@egsllp.com.

Very truly yours,

/s/ Anthony Ain
Anthony Ain

cc:	Chuck Pettid

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